FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

1Q11 – Gross same-store sales grew by 6.8% in the period, affected by the seasonal impact of Easter. Without this effect, growth would have come to 8.7%

São Paulo, Brazil, April 11, 2011. Grupo Pão de Açúcar [NYSE: CBD; BM&FBOVESPA: PCAR4 (PN)] hereby announces its sales for the first quarter of 2011 (unaudited preliminary results). The information presented is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

It is worth noting that, particularly in the case of GPA Food(1), the 1Q11 year-on-year sales comparison was negatively impacted by the seasonal effect of Easter. In 2010, Easter fell at the beginning of April (April 4), benefiting March’s sales; in 2011, however, it will fall at the end of April (April 24) benefiting April’s sales.

Consequently, we shall also be presenting comparisons adjusted for the Easter effect, which consist solely of the exclusion of seasonal items related to this event. In the 1Q11 earnings release, we will be presenting sales for the first four months of the year (January-April) in order to neutralize the Easter impact.

To allow better comparison, both Extra Eletro and Extra.com.br 1Q10 sales were deducted from GPA Food and allocated in Globex. Therefore, the quarter reflects the Company's new report structure.

Grupo Pão de Açúcar (GPA) Consolidated

In 1Q11, GPA’s gross sales, comprising all the Group’s formats and businesses, increased by 58.9% over the same period last year to R$12,373.2 million, while net sales climbed by 55.9% to R$10,868.8 million. Excluding Casas Bahia’s operations, gross and net sales came to R$8,704.8 million and R$7,806.1 million, respectively, posting growth of 11.8% and 11.9%.

(1)     GPA Food: Considers Supermarket, Hypermarket, Gas station, drugstore and cash-and-carry

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In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Casas Bahia stores), gross and net sales grew by 6.8% compared to 1Q10. Excluding the Easter effect, the sales growth would be 8.7%. In real terms, when deflated by the IPCA consumer price index(2), growth came to 0.7%. Excluding the Easter impact, real growth would be 2.5%.

GPA Food

In 1Q11, GPA Food posted gross and net sales of R$6,640.2 million and R$5,984.4 million, respectively. Excluiding Extra Eletro stores and the Extra.com.br site, as mentioned before, GPA Food would post growth of sales (gross and net) of 9.7% compared to 1Q10. In addition, when seasonal effect of Easter is not considered, the quarter’s growth would be 12.2%.

On a same store basis, gross sales moved up by 5.6% over the same period last year, or 7.9% excluding the Easter effect. Net sales recorded a nominal upturn of 5.7%, or 8.0% excluding the Easter effect.

(2) Grupo Pão de Açúcar adopts as its inflation index the IPCA consumer price index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the company. Last 12 months of IPCA Index considered is 6.3%.

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Also on a same-store basis, gross non-food sales climbed by 11.6%, led by electronics/household appliances and textiles, while gross food sales increased by 3.6%, or 6.6% excluding the Easter impact.

In 1Q11, the Group’s best-performing format was Extra Supermercado.

Globex

Globex’s gross sales in 1Q11, including the Ponto Frio stores, Casas Bahia and Nova Pontocom  (electro-wholesale operations and the e-commerce operations of Pontofrio.com.br, Extra.com.br and Casasbahia.com.br) stood at R$5,733.0 million, a 297.4% up on the same period last year. Excluding Casas Bahia, gross sales would have moved up by 43.1% to R$2,064.6 million, or 19.2% when Extra Eletro stores and Extra.com.br site is added to 1Q10.

Net sales amounted to R$4,884.4 million, 288.4% more than in 1Q10, or R$1,821.7 million excluding Casas Bahia, up by 44.9%.

In same-store terms(3), gross and net sales increased by 10.9% and 10.5% year-on-year, respectively.

Also in same-store terms, gross bricks-and-mortar store sales recorded growth of 6.4% over 1Q10. It is worth noting that this performance was impacted negatively by the Extra Eletro stores, which were converted to  Ponto Frio at the end of last year. In addition, their layout is being restructured, a more appropriate assortment is being introduced and their operating system is being replaced. If these stores are excluded, growth would have amounted to 9.5%. This performance was also impacted by the end of the IPI tax reduction in 1Q10, which caused customers to anticipate their purchases.

Nova Pontocom’s gross sales increased by 20.9% in 1Q11, led by e-commerce, which moved up by 33.0%.

The Group is reaffirms its 2011 guidance for the electronics/home appliance business. We expect the bricks-and-mortar stores to record gross revenue of more than R$ 20 billion, and Nova Pontocom to grow from 30% to 50% above the online market.

  (3) Globex's 'same store' sales include Ponto Frio's operations in bricks-and-mortar stores + wholesale + online commerce (Pontofrio.com.br and Extra.com.br).

Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results and relating to the growth potential of the Company are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 12, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.